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Exhibit (a)(1)(viii)

November 16, 2015

Dear Pep Boys Shareholders:

        We are pleased to inform you that The Pep Boys—Manny, Moe & Jack (the "Company"), Bridgestone Retail Operations, LLC ("BSRO") and TAJ Acquisition Co., a wholly owned subsidiary of BSRO ("Purchaser"), entered into a definitive agreement and plan of merger on October 26, 2015 (the "Merger Agreement") that provides for BSRO's acquisition of the Company.

        Pursuant to the terms of the Merger Agreement, Purchaser has commenced a tender offer (the "Offer") today to purchase all of the issued and outstanding shares of the Company's common stock at a purchase price of $15.00 per share in cash (without interest and subject to applicable withholding taxes). Unless extended, the Offer is scheduled to expire at 5:00 P.M., New York City time, on Monday, January 4, 2016.

        If the Offer is successful (which would involve Purchaser obtaining ownership of a majority of the Company's outstanding common stock on a fully diluted basis and the satisfaction or waiver of certain other conditions), the Offer will be followed by the merger of Purchaser with and into the Company (the "Merger"), subject to the terms and conditions set forth in the Merger Agreement, with the Company surviving the Merger as a wholly owned subsidiary of BSRO. In the Merger, the shares of the Company's common stock that were not acquired in the Offer (other than shares owned by the Company, any of the Company's subsidiaries, or held by and shareholders of the Company who properly demanded and perfected dissenters' rights under applicable Pennsylvania law) will be automatically canceled and converted into the right to receive the same amount per share in cash paid in the Offer (without interest and subject to applicable withholding taxes).

        The Company's Board of Directors unanimously recommends that the Company's shareholders: (i) accept the Offer, (ii) tender their shares to Purchaser pursuant to the Offer, and (iii) if required to consummate the Merger, adopt the Merger Agreement.

        In arriving at its recommendation, the Company's Board of Directors considered a number of factors. These factors are discussed in the attached Solicitation/Recommendation statement on Schedule 14D-9.

        In addition, enclosed are Purchaser's Offer to Purchase, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the Offer and provide information as to how to tender your shares in the Offer. We urge you to read these documents and to consider this information carefully. If you have any questions regarding the Offer, the Merger, or how to tender your shares, please contact D.F. King & Co., Inc., the information agent for the Offer, toll-free at (866) 620-2536 and all other calls at (212) 269-5550 or by e-mail at pby@dfking.com, or J.P. Morgan Securities LLC, the dealer manager for the Offer, at (877) 371-5947.

Sincerely,
Scott P. Sider Chief Executive Officer

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  Exhibit (a)(1)(viii)